ARKISYS, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Arkisys, Inc.
Los Alamitos, California

We have reviewed the accompanying financial statements of Arkisys, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 3, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

ARKISYS, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 103,238	$ 73
TOTAL CURRENT ASSETS	103,238	73
OTHER ASSETS		
Deferred tax asset, net	9,787	28,354
TOTAL ASSETS	$ 113,025	$ 28,427

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 36,735	$ 4,774
Note payable - related party	11,970	-
TOTAL CURRENT LIABILITIES	48,705	4,774
LONG-TERM LIABILITIES		
Note payable - related party	-	1,970
TOTAL LIABILITIES	48,705	6,744
SHAREHOLDERS' EQUITY		
Common stock, see note 4	169,500	168,500
Accumulated deficit	(105,180)	(146,817)
TOTAL SHAREHOLDERS' EQUITY	64,320	21,683
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 113,025	$ 28,427

See independent accountant's review report and accompanying notes to financial statements.

ARKISYS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 541,000	$ -
COST OF GOODS SOLD	380,338	-
GROSS PROFIT	160,662	-
OPERATING EXPENSES		
Contractor expense	19,375	-
General and administrative	20,708	5,378
Sales and marketing	60,375	179
TOTAL OPERATING EXPENSES	100,458	5,557
NET OPERATING INCOME/(LOSS)	60,204	(5,557)
NET INCOME/(LOSS) BEFORE INCOME TAXES	60,204	(5,557)
INCOME TAX BENEFIT/(EXPENSE)	(18,567)	1,467
NET INCOME/(LOSS)	$ 41,637	$ (4,090)

See independent accountant's review report and accompanying notes to financial statements.

ARKISYS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Retained Earnings	
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	11,571,712	$ 168,500	$ (142,727)	$ 25,773
Net loss	-	-	(4,090)	$ (4,090)
ENDING BALANCE, DECEMBER 31, 2019	11,571,712	$ 168,500	$ (146,817)	$ 21,683
Issuance of common stock	800,000	1,000	-	$ 1,000
Net income	-	-	41,637	$ 41,637
ENDING BALANCE, DECEMBER 31, 2020	12,371,712	$ 169,500	$ (105,180)	$ 64,320

ARKISYS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 41,637	$ (4,090)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Deferred tax asset, net	18,567	(1,467)
Increase (decrease) in liabilities:		
Accounts payable	31,961	1,798
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	92,165	(3,759)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	1,000	-
Issuance of note payable - related party	10,000	1,970
CASH PROVIDED BY FINANCING ACTIVITIES	11,000	1,970
NET INCREASE (DECREASE) IN CASH	103,165	(1,789)
CASH AT BEGINNING OF YEAR	73	1,862
CASH AT END OF YEAR	$ 103,238	$ 73

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Arkisys, Inc. (the "Company") was incorporated in the State of California on November 14, 2014. The Company builds Space platforms and vessels that will be able to be re-docked and re-used again and again, enabling low cost lease-based services for new innovations, inventions, communications, and creative assemblies in Space.

Going Concern
Since Inception, the Company has relied on funds from related party notes and common stock issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020 and 2019, the Company had no accounts receivable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses prior to fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

    Fair Value of Financial Instruments (continued)

    Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                             assets or liabilities in active markets.

    Level 2   - Include other inputs that are directly or indirectly observable in the
                             marketplace.

    Level 3   - Unobservable inputs which are supported by little or no market activity.

    The fair value hierarchy also requires an entity to maximize the use of observable inputs and
    minimize the use of unobservable inputs when measuring fair value.

    Fair-value estimates discussed herein are based upon certain market assumptions and pertinent
    information available to management as of Inception. Fair values were assumed to approximate
    carrying values because of their short term in nature or they are payable on demand.

    Concentrations of Credit Risk
    From time-to-time cash balances, held at a major financial institution may exceed federally insured
    limits of $250,000. Management believes that the financial institution is financially sound, and the
    risk of loss is low.

    Revenue Recognition
    Effective January 1, 2019, the Company adopted Accounting Standards Codification 606,
    Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance
    obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption
    of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement
    existed, delivery of products had occurred, the sales price was fixed or determinable and
    collectability was reasonably assured. The Company generates revenues by selling space
    platforms. The Company's payments are generally collected upfront. For years ending December
    31, 2020, and 2019 the Company recognized $541,000 and nil in revenue, respectively.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and
    costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting
    Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of
    the specified effective date. Unless otherwise discussed, the Company believes that the impact of
    recently issued standards that are not yet effective will not have a material impact on its financial
    position or results of operations upon adoption.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>**Note Payable – Related Parties**</u>

During 2019 and 2020, related parties has provided short-term loans to the Company valued at $11,970 and $1,970 as of December 31, 2020, and 2019, respectively. Interest is accrued annually at 1.5% per annum. There are no minimum monthly payments. Management intends to pay back the related party loans in the next year.

4. <u>**Equity**</u>

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 15,000,000 shares, at $0.00 par value per share. As of December 31, 2020, and 2019, 12,371,712 and 11,571,712 shares have been issued and are outstanding, respectively.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of common stock to its employees, advisors and subcontractors. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Shares are generally granted in lieu of compensation; those share awards generally vest based on two years of continuous service and with a three-month cliff period. As of December 31, 2020, and 2019, 800,000 and nil shares have been issued under the Plan, respectively. No stock-based compensation has been recorded as of December 31, 2020, as none of the shares have vested.

5. <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on November 14, 2014, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. <u>**Subsequent Events**</u>

Restricted Stock Issuances
During 2021, 300,000 shares have been authorized to be issued to a new employee, and an additional 112,500 shares authorized for the Board of Advisors continuing support, all under the same terms as discussed in Note 4.

Development of Prototype Satellite Unit and Software
During 2021, the Company spent $186,371 on designing and developing their prototype satellite ("proto-qual") unit, which includes the research and development of the unit and associated software (which is a stand-alone LOB, as well) and the patents and trademarks associated with the unit and software. The Company is capitalizing the associated spending and will amortize the patents/trademarks over fifteen years. The Company monetizes and forecasts the revenues from the internally developed software and amortizes the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the assets. The proto-qual unit, itself, will be considered a fixed asset, which will be depreciated over its useful life of 15 years.

See independent accountant's review report.

6.   **Subsequent Events (continued)**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in common stock in the Company. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through NetCapital Funding Portal, Inc. (the "Intermediary" aka "NetCapital"). The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Managements Evaluation
The Company has evaluated subsequent events through February 3, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.